Registration No. 333-183223

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM T-1

STATEMENT OF ELIGIBILITY

UNDER THE TRUST INDENTURE ACT OF 1939 OF A

CORPORATION DESIGNATED TO ACT AS TRUSTEE

Check if an Application to Determine Eligibility of a Trustee

Pursuant to Section 305(b)(2) ☒

________________________

CITIBANK, N.A.

(Exact name of Trustee as specified in its charter)

A National Banking Association	13-5266470
(Jurisdiction of incorporation or organization	(I.R.S. Employer
if not a U.S. national bank)	Identification No.)

399 Park Avenue,
New York, New York	10043
(Address of principal executive office)	(Zip Code)

Citibank, N.A.

388 Greenwich Street, 14th floor

New York, N.Y. 10013

(212) 816-5805

(Name, address, and telephone number of agent for service)

_______________________

HONDA AUTO RECEIVABLES 2014-4 OWNER TRUST

( Issuer with Respect to the Securities )

(Exact name of obligor as specified in its charter)

AMERICAN HONDA RECEIVABLES LLC

(Exact name of Registrant as specified in its charter)

Delaware	80-0695898
(State or other jurisdiction of	(I.R.S. employer
incorporation or organization)	identification no.)

20800 Madrona Ave
Torrance, CA	90503
(Address of principal executive offices)	(Zip Code)

_______________________

Asset Backed Notes, Series 2014-4

(Title of Indenture Securities)

Item 1. General Information.

Furnish the following information as to the trustee:

(a)	Name and address of each examining or supervising authority to which it is subject.

Name	Address
Comptroller of the Currency	Washington, D.C.

Federal Reserve Bank of New York	New York, NY
33 Liberty Street
New York, NY

Federal Deposit Insurance Corporation	Washington, D.C.

(b)	Whether it is authorized to exercise corporate trust powers.

Yes.

Item 2. Affiliations with Obligor.

If the obligor is an affiliate of the trustee, describe each such affiliation.

None.

Items 3-15.	Not Applicable.

Item 16.	List of Exhibits.

List below all exhibits filed as a part of this Statement of Eligibility.

Exhibits identified in parentheses below, on file with the Commission, are incorporated herein by reference as exhibits hereto.

Exhibit 1 - Copy of Articles of Association of the Trustee, as now in effect.

(Exhibit 1 to T-1 filed October 5, 2012 under File No. 333-183223).

Exhibit 2 - Copy of certificate of authority of the Trustee to commence business. (Exhibit 2 to T-1 to Registration Statement No. 2-29577).

Exhibit 3 - Copy of authorization of the Trustee to exercise corporate trust powers. (Exhibit 3 to T-1 to Registration Statement No. 2-55519).

Exhibit 4 - Copy of existing By-Laws of the Trustee. (Exhibit 4 to T-1 filed October 5, 2012 under File No. 333-183223).

Exhibit 5 - Not applicable.

Exhibit 6 - The consent of the Trustee required by Section 321(b) of the Trust Indenture Act of 1939. (Exhibit 6 to T-1 to Registration Statement No. 33-19227).

Exhibit 7 - Copy of the latest Report of Condition of Citibank, N.A. (as of September 30, 2014 - attached).

Exhibit 8 - Not applicable.

Exhibit 9 - Not applicable.

__________________

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the Trustee, Citibank, N.A., a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in The City of New York and State of New York, on the 10th day of November, 2014.

CITIBANK, N.A.

By /s/ Louis Piscitelli

Louis Piscitelli

Vice President

Exhibit 7

CONSOLIDATED BALANCE SHEET	Citigroup Inc. and Subsidiaries

	September 30, 2014	December 31,
In millions of dollars	(Unaudited)	2013
Assets
Cash and due from banks (including segregated cash and other deposits)	$35,976	$29,885
Deposits with banks	143,068	169,005
Federal funds sold and securities borrowed or purchased under agreements to resell (including $140,913 and $144,083 as of September 30, 2014 and December 31, 2013, respectively, at fair value)	245,462	257,037
Brokerage receivables	39,298	25,674
Trading account assets (including $107,829 and $106,695 pledged to creditors at September 30, 2014 and
December 31, 2013, respectively)	290,822	285,928
Investments (including $21,188 and $26,989 pledged to creditors at September 30, 2014 and December 31, 2013, respectively, and $302,182 and $291,216 as of September 30, 2014 and December 31, 2013, respectively, at fair value)	333,047	308,980
Loans:
Consumer (including $45 and $957 as of September 30, 2014 and December 31, 2013, respectively, at fair value)	376,318	393,831
Corporate (including $4,366 and $4,072 as of September 30, 2014 and December 31, 2013, respectively, at fair value)	277,508	271,641
Loans, net of unearned income	$653,826	$665,472
Allowance for loan losses	(16,915)	(19,648)
Total loans, net	$636,911	$645,824
Goodwill	24,500	25,009
Intangible assets (other than MSRs)	4,525	5,056
Mortgage servicing rights (MSRs)	2,093	2,718
Other assets (including $8,254 and $7,123 as of September 30, 2014 and December 31, 2013, respectively, at fair value)	127,147	125,266
Total assets	$1,882,849	$1,880,382

The following table presents certain assets of consolidated variable interest entities (VIEs), which are included in the Consolidated Balance Sheet above. The assets in the table below include only those assets that can be used to settle obligations of consolidated VIEs, presented on the following page, and are in excess of those obligations. Additionally, the assets in the table below include third-party assets of consolidated VIEs only and exclude intercompany balances that eliminate in consolidation.

	September 30, 2014	December 31,
In millions of dollars	(Unaudited)	2013
Assets of consolidated VIEs to be used to settle obligations of consolidated VIEs
Cash and due from banks	$203	$362
Trading account assets	806	977
Investments	9,949	10,950
Loans, net of unearned income
Consumer (including $0 and $910 as of September 30, 2014 and December 31, 2013, respectively, at fair value)	63,788	63,493
Corporate (including $2 and $14 as of September 30, 2014 and December 31, 2013, respectively, at fair value)	31,033	31,919
Loans, net of unearned income	$94,821	$95,412
Allowance for loan losses	(2,942)	(3,502)
Total loans, net	$91,879	$91,910
Other assets	1,052	1,234
Total assets of consolidated VIEs to be used to settle obligations of consolidated VIEs	$103,889	$105,433

Statement continues on the next page.

CONSOLIDATED BALANCE SHEET	Citigroup Inc. and Subsidiaries
(Continued)

	September 30, 2014	December 31,
In millions of dollars, except shares and per share amounts	(Unaudited)	2013
Liabilities
Non-interest-bearing deposits in U.S. offices	$128,243	$128,399
Interest-bearing deposits in U.S. offices (including $978 and $988 as of September 30, 2014 and
December 31, 2013, respectively, at fair value)	285,604	284,164
Non-interest-bearing deposits in offices outside the U.S.	71,228	69,406
Interest-bearing deposits in offices outside the U.S. (including $813 and $689 as of September 30, 2014 and December 31, 2013, respectively, at fair value)	457,580	486,304
Total deposits	$942,655	$968,273
Federal funds purchased and securities loaned or sold under agreements to repurchase (including $44,638 and $54,147 as of September 30, 2014 and December 31, 2013, respectively, at fair value)	175,732	203,512
Brokerage payables	59,428	53,707
Trading account liabilities	137,272	108,762
Short-term borrowings (including $1,454 and $3,692 as of September 30, 2014 and December 31, 2013, respectively, at fair value)	64,838	58,944
Long-term debt (including $26,455 and $26,877 as of September 30, 2014 and December 31, 2013, respectively, at fair value)	223,842	221,116
Other liabilities (including $2,725 and $2,011 as of September 30, 2014 and December 31, 2013, respectively, at fair value)	65,191	59,935
Total liabilities	$1,668,958	$1,674,249
Stockholders' equity
Preferred stock ($1.00 par value; authorized shares: 30 million), issued shares: 358,720 as of September 30, 2014 and 269,520 as of December 31, 2013, at aggregate liquidation value	$8,968	$6,738
Common stock ($0.01 par value; authorized shares: 6 billion), issued shares: 3,082,034,822 as of September 30, 2014 and 3,062,098,976 as of December 31, 2013	31	31
Additional paid-in capital	107,839	107,193
Retained earnings	118,041	111,168
Treasury stock, at cost: September 30, 2014—52,546,590 shares and December 31, 2013—32,856,062 shares	(2,631)	(1,658)
Accumulated other comprehensive income (loss)	(19,976)	(19,133)
Total Citigroup stockholders' equity	$212,272	$204,339
Noncontrolling interest	1,619	1,794
Total equity	$213,891	$206,133
Total liabilities and equity	$1,882,849	$1,880,382

The following table presents certain liabilities of consolidated VIEs, which are included in the Consolidated Balance Sheet above. The liabilities in the table below include third-party liabilities of consolidated VIEs only and exclude intercompany balances that eliminate in consolidation. The liabilities also exclude amounts where creditors or beneficial interest holders have recourse to the general credit of Citigroup.

	September 30, 2014	December 31,
In millions of dollars	(Unaudited)	2013
Liabilities of consolidated VIEs for which creditors or beneficial interest holders do not have recourse to the general credit of Citigroup
Short-term borrowings	$21,705	$21,793
Long-term debt (including $2 and $909 as of September 30, 2014 and December 31, 2013, respectively, at fair value)	40,227	34,743
Other liabilities	953	999
Total liabilities of consolidated VIEs for which creditors or beneficial interest holders do not have recourse to the general credit of Citigroup	$62,885	$57,535

The Notes to the Consolidated Financial Statements are an integral part of these Consolidated Financial Statements.